As filed with the Securities and Exchange Commission on October 20, 2000

                                                      Registration No. 333-31118

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                       POST-EFFECTIVE AMENDMENT NO. 1 TO

                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                _______________

                         NANOPIERCE TECHNOLOGIES, INC.
            (Exact name of registrant as specified in its charter)

           NEVADA                                           84-0992908
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification No.)


                      370 Seventeenth Street, Suite 3580
                            Denver, Colorado 80202
                                (303) 592-1010
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               Paul H. Metzinger
                     President and Chief Executive Officer
                         Nanopierce Technologies, Inc.
                      370 Seventeenth Street, Suite 3580
                               Denver, Colorado
                                (303) 592-1010
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                             With copies sent to:
                           Robert J. Ahrenholz, Esq.
                           Joshua M. Kerstein, Esq.
                                Kutak Rock LLP
                      717 Seventeenth Street, Suite 2900
                            Denver, Colorado  80202
                                (303) 297-2400

     Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

                                _______________
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-31118

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                                        Proposed
                                                    Proposed            maximum
    Title of each class           Amount            maximum             aggregate         Amount of
     of securities to              to be         offering price         offering        registration
       be registered             registered       per share/(1)/       price/(1)/         fee/(2)/
-------------------------------------------------------------------------------------------------------------
Warrants/(3)/                      680,000            $2.915         $1,982,200           $    523
-------------------------------------------------------------------------------------------------------------
Common stock underlying            680,000                --                 --                 --
warrants/(4)/
-------------------------------------------------------------------------------------------------------------
Common stock underlying          1,029,160            $2.915         $1,500,000           $    396
6% convertible debentures
-------------------------------------------------------------------------------------------------------------
Common stock underlying          1,715,266            $2.915         $2,500,000           $    660
the conditional warrant
to purchase $2,500,000
principal amount of 6%
convertible debentures/(5)/
-------------------------------------------------------------------------------------------------------------
Total                                   --                --         $5,982,200           $  1,579/(6)/
=============================================================================================================

  ____________
/(1)/ Estimated solely for the purpose of calculating the registration fee. /(2)/ Registration fee calculations are based on the filing fee of $264 per $1,000,000 of securities registered.
/(3)/ Includes 250,000 warrants that are exercisable upon exercise of the conditional warrant. Registration fee is calculated pursuant to Rule 457(g) based on the exercise price of the warrants at the time of the filing of this registration statement. Pursuant to Rule 416, this registration statement also covers the shares of common stock as may be issuable pursuant to the anti-dilution provisions of the warrants. Pursuant to Rule 457(g), no separate registration fee is payable with respect to the common stock underlying the exercise of the warrants.
/(4)/ Pursuant to Rules 457(i) and 457(g), no separate registration fee is payable with respect to the common stock underlying the warrants. Pursuant to Rule 416, this registration statement also covers the shares of common stock as may be issuable pursuant to the anti-dilution provisions of the warrants.
/(5)/ Pursuant to Rule 416, this registration statement also covers the shares of common stock as may be issuable pursuant to the anti-dilution provisions of the debentures. Pursuant to Rule 457(g), no separate registration fee is payable with respect to the common stock underlying the conversion of the debentures into common stock.
/(6)/ Of the $1579 registration fee, $154 was paid with the filing of the amendment to the Registration Statement on March 25, 2000 and $1387 was previously paid with the Registration Statement filed on February 25, 2000.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     Nanopierce Technologies, Inc. (the "Company") is filing this Post-Effective Amendment No. 1 to Registration Statement on Form S-3 pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended. The contents of the Registration Statement on Form S-3 (File No. 333-31118), filed with the Securities and Exchange Commission by the Company on February 25, 2000, as amended by Pre-Effective Amendment No. 1 thereto filed on March 14, 2000, which was declared effective on March 16, 2000, are incorporated herein by reference.

     The required opinions and consents are listed on an Exhibit Index attached hereto and filed herewith.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on October 20, 2000.


                                 NANOPIERCE TECHNOLOGIES, INC.


                                 By /s/ Paul H. Metzinger
                                    -------------------------------------
                                    Paul H. Metzinger, President, Chief
                                    Executive Officer and Director

        Signature                                Title                          Date
/s/ Paul H. Metzinger                  President, Chief Executive           October 20, 2000
------------------------------
Paul H. Metzinger                      Officer and Director
                                       (Principal Executive Officer)

  **                                   Director                             October 20, 2000
------------------------------
Herbert J. Neuhaus

  **                                   Chief Financial Officer              October 20, 2000
------------------------------
Kristi J. Kampmann                     (Principal Accounting
                                       Officer)

** By:  /s/ Paul H. Metzinger
        --------------------------
        Paul H. Metzinger, as
        Attorney-In-Fact

Item 16 (a) Exhibits. The following is a complete list of Exhibits filed as part of this registration statement. Exhibit numbers correspond to the numbers in the exhibit table of
                     Item 601 of Regulation S-K.


                  Exhibits and Financial Statement Schedules


  Exhibit No.                             Description

     /a/2.00         Agreement dated February 26, 1998, by and among the
                     registrant, Particle Interconnect Corporation and Intercell
                     Corporation
     /b/3.01         The Articles of Incorporation of registrant
     /c/3.02         Amendment to the Articles of Incorporation of registrant
     /d/3.03         Amendment to the Articles of Incorporation of registrant
     /d/4.00         Debentures issued to Equinox Investors LLC (Form of
                     Debenture included as Exhibit A to Exhibit 10.01)
     /d/4.01         Warrant issued to Equinox Investors LLC (Form of Warrant
                     included as Exhibit B to Exhibit 10.01)
     /d/4.02         Conditional Warrant issued to Equinox Investors LLC (Form
                     of Conditional Warrant included as Exhibit C to Exhibit
                     10.01)
     /d/4.03         Warrant issued to EBI Securities Corporation
     /e/4.05         Warrant issued to EBI Securities Corporation to purchase
                     150,000 shares of the registrant's Common Stock
     /e/4.06         Warrant issued to EBI Securities Corporation to purchase
                     50,000 shares of the registrant's Common Stock
     /g/4.07         Warrant issued to Equinox Investors LLC pursuant to the
                     Termination and Redemption Agreement, dated as of October
                     20, 2000
     /f/5.00         Opinion from Kutak Rock LLP
    /d/10.01         Securities Purchase Agreement between the registrant and
                     Equinox Investors LLC, dated as of January 11, 2000
    /d/10.02         Registration Rights Agreement between the registrant and
                     Equinox Investors LLC, dated as of January 11, 2000 (Form
                     of Agreement included as Exhibit E to Exhibit 10.01)
    /d/10.03         Letter Agreement dated February 14, 2000 by and between the registrant and Ladenburg Thalmann & Co., Inc.
    /g/10.04         Termination and Redemption Agreement, dated as of October
                     20, 2000 between the Registrant and Equinox Investors, LLC
    /f/23.01         Consent of Gelfond Hochstadt Pangburn & Co.
    /f/23.02         Consent of Kutak Rock LLP (included in Exhibit 5.00)
    /e/24.00         Power of Attorney (included on page II-5 of the
                     registration statement)

___________________

/a/ Incorporated by reference to Exhibit 2.01 to the registrant's Current Report on Form 8-K, dated February 26, 1998, filed on March 12, 1998
/b/ Incorporated by reference to Exhibit 4.01 to the registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998, filed on October 8, 1998 /c/ Incorporated by reference to Exhibit 4.02 to the registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998, filed on October 8, 1998 /d/ Incorporated by reference to the like numbered exhibit filed with registrant's Registration Statement on Form S-3 (Registration No. 333-31118) filed February 25, 2000
/e/ Incorporated by reference to the like numbered exhibit filed with registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-31118) filed March 14, 2000
/f/  Filed herewith
/g/ Incorporated by reference to Exhibit 10.01 to the registrant's Current Report on Form 8-K, dated October 20, 2000, filed on October 20, 2000